UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: March 22, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated March 22, 2013, entitled “2012 Annual Results Announcement”.
99.2	Press Release dated March 22, 2013, entitled “Lay A Solid Foundation for Future Growth”.
99.3	Announcement dated March 22, 2013, entitled “Announcement in Respect of Proposed Change of Independent Auditors”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2012 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

2012 was the inaugural year that we implemented our “A New Leap Forward” strategy. Facing complex and adverse domestic and global economic environments of 2012, the Company adhered to the strategic roadmap of “A New Leap Forward” and made outstanding achievements in exploration and development and overseas expansion through dedicated efforts of the whole company, and also successfully reached our major production and operation targets, enlarging the resource base for our future development and further diversifying our asset portfolio.

On one hand, we continued to build up our sustainable development capability. The encouraging results from shallow water and deepwater exploration offshore China and overseas exploration bring a greater momentum to the future development of the Company.

During 2012, in order to enhance shallow water exploration offshore China, a number of thorough discussions were made to further clarify our line of thinking, i.e. to increase our investment and deploy innovative approaches in our efforts to search for large and medium size oil and gas fields. Through this line of thinking, the Company successfully discovered and appraised several large scale oil and gas structures including Penglai 9-1, building a solid foundation for our future reserves and production growth in offshore China. It further strengthened our confidence in the medium to long term sustainable development offshore China.

In order to realize a better resource replacement, we continued to promote and further strengthened the guidance for deepwater exploration and development. We made our debut in independent deepwater drilling in the South China Sea in 2012, marking the “first year” of our independent deepwater exploration endeavors. The efforts resulted in a new independent natural gas discovery, which signified a breakthrough in this regard.

In addition, we achieved satisfactory results in our overseas exploration endeavors with important discovery made under the HBR permit onshore Algeria.

On the other hand, we continued to take the prudent and down-to-earth attitude in the course of our overseas expansion and achieved successful results.

In July 2012, we announced the acquisition of Nexen Inc. (“Nexen”) in Canada. The transaction was completed with considerable success. Through the acquisition, an important platform has been established for our overseas development. The transaction would not only bring rich resources and diversify asset portfolio for the long-term development of the Company, but also veteran management and staff of Nexen who had extensive working experience in major oil and gas producing areas around the world. We strongly believe that the acquisition of Nexen conforms to our development strategy and will bring long-term benefit for our shareholders. We are full of expectation to the future prospects of the newly established North and Central America operation platform.

Over years of overseas expansion, we have broadened our vision and strengthened our development platform with accumulated operational and managerial experiences. In the future, we will continue to enhance our capability in overseas operational management, resource integration and risk management, developing and nurturing our new home base overseas.

While ensuring the stable development of the Company, we continued to adhere to the high standards of our efforts in health, safety and environmental protection. During 2012, we maintained an excellent safety record and continued to strengthen our efforts in the protection of nature and the marine environment. Looking ahead, we will continue to promote harmonious growth between corporate and community and between human and the nature.

For more than a decade since the Company’s listing, we have been strictly following the laws and regulations of the host countries and listing places. We also followed the best practices of the international petroleum industry. Our transparency and governance standards were well recognized by the general public and investors. In corporate governance, we made outstanding achievements and won a lot of awards in 2012: the Company was awarded the “Best Managed Asian Company in the Oil/Gas Sector” for the third consecutive year by Euromoney Magazine, and the “Asia’s Best Company 2012” and “Best Natural Resources Company” by Finance Asia Magazine.

In view of the Company’s financial position and to reward our shareholders, the Board of Directors has recommended a final dividend of HK$0.32 per share (tax inclusive).

If 2012 is the year where CNOOC Limited embarked on its “A New Leap Forward”, 2013 will be a year in which we quest and set sail afar for future development. As long as you are with us and continue to give us support and care, we will be able to create an even better future together.

WANG Yilin
Chairman

Hong Kong, 22 March 2013

CEO’S STATEMENT

Dear Shareholders,

In 2012, we made significant progresses in all aspects of our business under the guidance of our “A New Leap Forward” blueprint and maintained a good performance. It’s my pleasure to take this opportunity to review the achievements we made during the past year, as well as to share with you our thoughts and plans for 2013.

In 2012, we continued to lay solid foundation for future growth. We focused on exploration, development and production, maintained high standards on health, safety and environmental protection, and achieved all the targets set at the beginning of the year. We also made great progress in our overseas development with announced acquisition of Nexen Inc. (“Nexen”) in Canada. Expanding our horizon to the whole world, CNOOC Limited actively copes with the challenges faced by global energy industry, committs to supplying energy for social development in a safe and sustainable way, and remaining a responsible international energy player. Through this acquisition and our continuous efforts, our vision is gradually turning into reality.

Solidifying the foundation for future development

In 2012, the Company delivered satisfactory results once again. Major exploration breakthroughs were made in shallow water and deepwater offshore China as well as overseas. We overcame various unfavorable factors and met the annual net production target. Significant progress was made in overseas expansion and our financial position remained healthy.

First, exploration: with innovative approach and increased investment, we made historical breakthroughs. Medium to large size discoveries such as Dongfang 13-2 and Luda 21-2 were made in shallow water offshore China. Two large-size hydrocarbon-bearing structures, Penglai 9-1 and Qinhuangdao 29-2/29-2 East, were successfully appraised. In the deepwater area of South China Sea, a new discovery, Liuhua 29-2, was made, representing a significant step forward of the Company’s deepwater strategy. Overseas exploration saw important discovery in the HBR permit onshore Algeria, in which the Company holds 24.5% interests. In 2012, the Company’s reserve replacement ratio reached 188%.

The success of our exploration efforts laid a solid foundation for our company to implement our “A New Leap Forward” strategy and to realize sustainable development, motivating us to stride forward for a brighter future.

Second, development and production: the Company was confronted with many challenges to meet our 2012 production target. We have taken various measures to cope with the challenges, for example, through meticulous planning, five new projects commenced production on schedule; production enhancement measures such as infill drilling and development wells were implemented to stabilize the producing fields. With tremendous hard work during the year, our net production reached 342.4 million BOE and accomplished the full year production target.

Meanwhile, we actively push forward the construction of new development projects under the guidance of “comprehensive adjustment” and “regional development”, which will contribute to the Company’s production growth target for 2011 to 2015.

In addition, following a series of rectification measures, Penglai 19-3 oilfield has recovered to its normal state, with operating requirements satisfied. The oilfield was permitted to gradually resume production.

Third, overseas expansion: in July 2012, the Company announced the acquisition of Nexen, a Canadian energy company. With the approval of the shareholders of Nexen and respective regulatory bodies, the transaction was successfully closed in February 2013. The Company also completed the acquisition of partial working interests in each of Exploration Areas 1, 2 and 3A in Uganda. Other projects, including the Eagle Ford shale oil and gas project in the U.S., the Missan oilfields in Iraq and the Egina oilfield in Nigeria, also progressed smoothly.

Fourth, financial performance: for the year 2012, the Company realized a net profit of RMB63.69 billion; basic earnings per share amounted to RMB1.43. The Company’s financial position remained healthy, with stable credit ratings from the market.

Enhancing our international profile

With years of overseas expansion, the Company’s assets are now spread in various countries and regions over six continents. The proportions of our overseas reserves, production and assets have increased accordingly. Our overseas asset portfolio consists of both conventional and unconventional resources and our overseas operations extended to both exploration and production activities. The international profile of the Company has been enhanced significantly.

The acquisition of Nexen marked an important milestone on the Company’s road of internationalization. While we are excited about this unique opportunity to further enhance the level of our international profile, we are fully aware of the arduousness of “integration” following the transaction. Facing the challenges, instead of skimming, we will make a deep dive to manage long-term results; instead of sitting on previous success, we will keep a humble and open mind. We will work closely with the management of Nexen to ensure a smooth integration process and cultivate a new corporate culture that represents the core values of the two companies. We will continue to participate in the economic and social development of the host countries and local communities. At the same time, we will stick to the “win-win” philosophy and learn from the experienced industry peers so as to push forward the stable development of the Company in a new era.

Planning for 2013

In 2013, the Company will commit to enhancing the capability for sustainable development while ensuring health, safe and environmental-friendly operations.

First, optimize the operation resources allocation to ensure on schedule startup of new development projects and achieve the full year production target.

Second, continue to enhance our exploration and development efforts. In 2013, the Company will promote in full swing oil and gas exploration in shallow water, deepwater, overseas and unconventional field and will push ahead the project pipeline for 24 new projects under construction.

Third, strengthen overseas operations. While focusing on the integration with Nexen, we will continue to improve the operational efficiency of existing overseas assets and enhance overseas business reliability and controllability.

Fourth, tighten cost control and further improve efficiency. The Company will continue its efforts to control costs, enhance profitability and create greater value for our shareholders.

Looking ahead into 2013, we will carefully cope with the uncertainties of the world economy and the unstable international geopolitical situation, dedicate our efforts to the transformation of the Company to a global energy company, supply more energy for the world, and make greater contributions to our shareholders, communities and the society.

Li Fanrong
Chief Executive Officer

Hong Kong, 22 March 2013

Consolidated Statement of Comprehensive Income
Year ended 31 December 2012
(All amounts expressed in millions of Renminbi, except per share data)

		Group
	Notes	2012	2011
REVENUE
Oil and gas sales	6	194,774	189,279
Marketing revenues		50,771	50,469
Other income		2,082	1,196

		247,627	240,944
EXPENSES
Operating expenses		(21,445)	(18,264)
Taxes other than income tax		(15,632)	(10,332)
Exploration expenses		(9,043)	(5,220)
Depreciation, depletion and amortisation	7	(32,903)	(30,521)
Special oil gain levy		(26,293)	(31,982)
Impairment and provision		(31)	(22)
Crude oil and product purchases		(50,532)	(50,307)
Selling and administrative expenses		(3,377)	(2,854)
Others		(1,230)	(835)

		(160,486)	(150,337)

PROFIT FROM OPERATING ACTIVITIES		87,141	90,607
Interest income	7	1,002	1,196
Finance costs	8	(1,603)	(1,707)
Exchange gains, net	7	359	637
Investment income	7	2,392	1,828
Share of profits of associates		284	320
Share of (losses)/profits of a joint venture		(311)	247
Non-operating income/(expenses), net		908	(563)

PROFIT BEFORE TAX	7	90,172	92,565
Income tax expense	9	(26,481)	(22,310)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		63,691	70,255

OTHER COMPREHENSIVE (LOSS)/INCOME
Exchange differences on translation of foreign operations		(42)	(3,826)
Net loss on available-for-sale financial assets, net of tax		(1,128)	(800)
Share of other comprehensive income/(loss) of associates		21	(20)

OTHER COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(1,149)	(4,646)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		62,542	65,609

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	11	1.43	1.57
Diluted (RMB Yuan)	11	1.42	1.57

Details of the dividends proposed and paid for the year are disclosed in Note 10 to the consolidated financial statements.

Consolidated Statement of Financial Position
31 December 2012
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2012	2011
NON-CURRENT ASSETS
Property, plant and equipment		252,132	220,567
Intangible assets		973	1,033
Investments in associates		3,857	2,822
Investment in a joint venture		20,160	20,175
Available-for-sale financial assets		7,051	7,365
Deferred tax assets		40	-
Other non-current assets		963	379

Total non-current assets		285,176	252,341

CURRENT ASSETS
Inventories and supplies		5,247	4,380
Trade receivables	12	23,624	20,662
Held-to-maturity financial assets		–	23,467
Available-for-sale financial assets		61,795	27,576
Other current assets		8,314	7,684
Time deposits with maturity over three months		16,890	24,476
Cash and cash equivalents		55,024	23,678

Total current assets		170,894	131,923

CURRENT LIABILITIES
Loans and borrowings	14	28,830	19,919
Trade and accrued payables	13	23,989	20,424
Other payables and accrued liabilities		17,435	22,217
Taxes payable		12,183	7,656

Total current liabilities		82,437	70,216

NET CURRENT ASSETS		88,457	61,707

TOTAL ASSETS LESS CURRENT LIABILITIES		373,633	314,048

NON-CURRENT LIABILITIES
Loans and borrowings	14	29,056	18,076
Provision for dismantlement		29,406	24,964
Deferred tax liabilities		3,403	5,488
Other non-current liabilities		1,988	2,664

Total non-current liabilities		63,853	51,192

NET ASSETS		309,780	262,856

EQUITY
Equity attributable to owners of the parent
Issued capital	15	949	949
Reserves		308,831	261,907

TOTAL EQUITY		309,780	262,856

Li Fanrong                                       Wu Guangqi

Director                                            Director

Notes to Consolidated Financial Statements
31 December 2012
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The accounting policies adopted are consistent with those of the year ended 31 December 2011 (including the early adoption of the following accounting standards before their mandatory effective date of 1 January 2013: IFRS 10/HKFRS 10 – Consolidated Financial Statements; IFRS 11/HKFRS 11 – Joint Arrangements; IFRS 12/HKFRS 12 – Disclosures of Interests in Other Entities; IAS 27 (Revised)/HKAS 27 (Revised) – Separate Financial Statements; and IAS 28 (Revised)/HKAS 28 (Revised) – Investments in Associates and Joint Ventures), except for a number of amendments to IFRSs/HKFRSs effective as of 1 January 2012 primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2012.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

4.	ACQUISITIONS AND OTHER VENTURES

2012

(i)
  On 29 March 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International Limited, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operations Pty Ltd., wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in each of Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) at an initial cash consideration of US$1.467 billion. The acquisition of the Uganda Assets was completed on 21 February 2012. Together with the related price adjustment, the cash consideration mentioned above has been recorded as an acquisition cost of oil and gas properties.

(ii)
On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen Inc. entered into an arrangement agreement in relation to the Company’s acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen Inc. common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

The aggregate consideration of the acquisition was approximately US$15.1 billion (approximately HK$117.2 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares and settlement of share options. The indebtedness of Nexen Inc. at the acquisition date remains outstanding. Details of the acquisition have been set out in the Company’s circular to the shareholders dated 20 December 2012. The acquisition of Nexen Inc. was subsequently completed on 26 February 2013 (Beijing time). On 19 February 2013, the Company (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) signed a short-term bank loan agreement with the maturity of one year of approximately US$6 billion, for the payment of the consideration related to the acquisition of Nexen Inc.

Due to the timing of the transaction, the Group is still assessing the allocation of fair values of the assets acquired and liabilities assumed. The Group has not yet been able to analyse all books and records of Nexen Inc., and therefore the initial accounting for the business combination is still incomplete. Accordingly, certain disclosures in relation to the business combination as at the date of the acquisition, such as fair values of assets acquired and liabilities assumed, goodwill recognised (if any) and acquisition-related costs, have not been presented.

5.	SEGMENT INFORMATION

(a)	Segments results and other information

In previous years, the Group reported three segments that comprised independent operations, operations under joint arrangements and trading business. The Group is engaged worldwide in the upstream operating activities of the oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. Segmental reporting has been changed with effect from 2012, in line with the change in the way the Group’s businesses are managed by the chief operating decision makers. The Group now reports the business through three reporting segments: exploration and production (“E&P”), trading business and corporate. Within each segment, geographical segments are presented as well. Segment information for the year ended 31 December 2011 has been restated to conform to current year’s presentation.

The following table presents the segment financial information for the Group for the years ended 31 December 2012 and 2011.

5.	SEGMENT INFORMATION (continued)

(a)	Segments results and other information (continued)

2012

	E&P
	PRC	Asia excluding PRC	Oceania	Africa	North America	Trading business	Corporate	Eliminations	Consolidated
Sales to external customers:
Oil and gas sales	166,061	6,689	1,857	14,666	5,501	-	-	-	194,774
Marketing revenues	-	-	-	-	-	50,771	-	-	50,771
Intersegment revenues	-	3,345	1,116	9,838	-	-	-	(14,299)	-
Other income	756	-	-	-	877	-	464	(15)	2,082

Total	166,817	10,034	2,973	24,504	6,378	50,771	464	(14,314)	247,627

Segment results
Operating expenses	(15,386)	(2,352)	(520)	(1,223)	(1,964)	-	-	-	(21,445)
Taxes other than income tax	(14,513)	-	(338)	(504)	(247)	-	(30)	-	(15,632)
Exploration expenses	(5,768)	(818)	(1)	(641)	(1,603)	-	(227)	15	(9,043)
Depreciation, depletion and amortisation	(24,476)	(1,434)	(193)	(4,350)	(2,322)	-	(128)	-	(32,903)
Special oil gain levy	(26,293)	-	-	-	-	-	-	-	(26,293)
Impairment and provision	(31)	-	-	-	-	-	-	-	(31)
Crude oil and product purchases	-	-	-	-	-	(50,532)	-	-	(50,532)
Selling and administrative expenses	(1,799)	(477)	(27)	(94)	(116)	(9)	(855)	-	(3,377)
Others	(131)	(164)	-	2	(837)	-	(100)	-	(1,230)

Interest income	6	-	3	-	-	-	1,441	(448)	1,002
Finance costs	(1,284)	(40)	(17)	(539)	(13)	(4)	(154)	448	(1,603)
Exchange gains/(losses), net	2	(38)	(2)	-	427	-	(30)	-	359
Investment income	-	-	-	-	-	-	2,567	(175)	2,392
Share of profits of associates	71	-	-	-	-	-	213	-	284
Share of losses of a joint venture	-	-	-	-	-	-	(311)	-	(311)
Non-operating income, net	896	-	-	-	-	-	12	-	908
Income tax expense	(19,435)	(1,213)	(228)	(5,011)	1	(2)	(593)	-	(26,481)

Segment profit/(loss) for the year	58,676	3,498	1,650	12,144	(296)	224	2,269	(14,474)	63,691

Other segment information
Segment assets	159,269	14,292	4,146	37,443	57,654	3,172	342,616	(186,539)	432,053
Investments in associates	1,080	-	-	-	-	-	2,777	-	3,857
Investment in a joint venture	-	-	-	-	-	-	20,160	-	20,160

Total assets	160,349	14,292	4,146	37,443	57,654	3,172	365,553	(186,539)	456,070

Non-current assets(1)	151,562	12,630	2,226	36,073	52,311	2	37,542	(14,261)	278,085

Segment liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	(3,020)	(69,866)	171,077	(146,290)

Total liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	(3,020)	(69,866)	171,077	(146,290)

Capital expenditures	41,735	3,062	2	14,266	11,681	2	310	-	71,058

5.	SEGMENT INFORMATION (continued)

(a)	Segments results and other information (continued)

2011 (Restated)

	E&P
	PRC	Asia excluding PRC	Oceania	Africa	North America	Trading business	Corporate	Eliminations	Consolidated
Sales to external customers:
Oil and gas sales	163,386	7,638	2,096	14,841	1,318	-	-	-	189,279
Marketing revenues	-	-	-	-	-	50,469	-	-	50,469
Intersegment revenues	-	4,972	1,327	14,994	-	-	-	(21,293)	-
Other income	506	-	-	-	4	-	766	(80)	1,196

Total	163,892	12,610	3,423	29,835	1,322	50,469	766	(21,373)	240,944

Segment results
Operating expenses	(13,954)	(2,459)	(490)	(1,036)	(325)	-	-	-	(18,264)
Taxes other than income tax	(9,566)	-	(418)	(299)	(31)	-	(18)	-	(10,332)
Exploration expenses	(4,024)	(220)	(1)	(194)	(621)	-	(240)	80	(5,220)
Depreciation, depletion and amortisation	(23,716)	(1,521)	(229)	(4,387)	(562)	-	(106)	-	(30,521)
Special oil gain levy	(31,982)	-	-	-	-	-	-	-	(31,982)
Impairment and provision	(22)	-	-	-	-	-	-	-	(22)
Crude oil and product purchases	-	-	-	-	-	(50,307)	-	-	(50,307)
Selling and administrative expenses	(1,403)	(629)	(24)	(46)	(81)	(10)	(661)	-	(2,854)
Others	(519)	(266)	-	(11)	-	-	(39)	-	(835)

Interest income	14	-	3	-	-	-	1,663	(484)	1,196
Finance costs	(1,120)	(23)	(15)	(642)	(16)	(2)	(373)	484	(1,707)
Exchange gains/(losses), net	84	(3)	(1)	-	174	-	383	-	637
Investment income	-	-	-	-	-	-	1,853	(25)	1,828
Share of profits of associates	133	-	-	-	-	-	187	-	320
Share of profits of a joint venture	-	-	-	-	-	-	247	-	247
Non-operating income /(expenses), net	62	(59)	-	-	-	-	(566)	-	(563)
Income tax expense	(19,264)	(1,666)	(273)	(493)	1	(6)	(609)	-	(22,310)

Segment profit/(loss) for the year	58,615	5,764	1,975	22,727	(139)	144	2,487	(21,318)	70,255

Other segment information
Segment assets	142,929	13,921	3,857	28,130	47,254	4,232	277,106	(156,162)	361,267
Investments in associates	1,100	-	-	-	-	-	1,722	-	2,822
Investment in a joint venture	-	-	-	-	-	-	20,175	-	20,175

Total assets	144,029	13,921	3,857	28,130	47,254	4,232	299,003	(156,162)	384,264

Non-current assets(1)	137,341	11,844	2,423	26,441	44,598	1	29,810	(7,482)	244,976

Segment liabilities	(138,235)	(4,653)	(2,698)	(23,893)	(46,780)	(4,100)	(52,155)	151,106	(121,408)

Total liabilities	(138,235)	(4,653)	(2,698)	(23,893)	(46,780)	(4,100)	(52,155)	151,106	(121,408)

Capital expenditures	30,792	2,451	1	2,142	30,503	-	1,139	-	67,028

5.	SEGMENT INFORMATION (CONTINUED)

(a)	Segment results and other information (continued)

(1)	The information on non-current assets above is based on the location of assets and excludes financial instruments and deferred tax assets.

(2)
In presenting the Group’s geographical information, revenues from external customers are based on the location where the revenues originate. 75% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

(b)	Information about major customers

The current year’s revenue of approximately RMB44,622 million (2011: RMB52,026 million) and RMB18,259 million (2011: RMB33,591 million) was derived from sales by the E&P segment in the PRC and the trading business segment to China Petroleum & Chemical Corporation and PetroChina Company Limited, respectively.

6.	OIL AND GAS SALES

	Group
	2012	2011

Gross sales	198,428	195,759
Less: Royalties	(1,036)	(3,134)
PRC government’s share of oil	(2,618)	(3,346)

Oil and gas sales	194,774	189,279

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2012	2011

Crediting:
Interest income from bank deposits	(1,002)	(1,196)
Exchange gains, net	(359)	(637)

Investment income:
– Net gain from available-for-sale financial assets	(1,869)	(1,695)
– Net gain from held-to-maturity financial assets	(523)	(133)

	(2,392)	(1,828)

Charging:
Auditors’ remuneration:
– Audit fee	24	19
– Other fees	12	3

	36	22

Employee wages, salaries, allowances and social security costs	2,537	1,527

Equity-settled share option expenses	50	143

Depreciation, depletion and amortisation:
– Property, plant and equipment	33,098	30,397
– Intangible assets	200	204
– Less: Net amount capitalised	(395)	(80)

	32,903	30,521

Operating lease rentals:
– Office properties	158	133
– Equipment	1,383	1,616

	1,541	1,749

Repairs and maintenance	4,229	3,011
Research and development costs	1,420	850
Provision for inventory obsolescence	31	22
Loss on disposal of property, plant and equipment	19	187
Insurance compensation on disposal of property, plant and equipment	(390)	(93)
Gain on disposal of a subsidiary	-	(372)
Donation to the CNOOC Marine Environmental and Ecological Protection Public Welfare Foundation	-	500

8.	FINANCE COSTS

	Group
	2012	2011

Interest on bank loans which are repayable within five years	503	637
Interest on other loans	1,145	921
Other borrowing costs	183	30

Total borrowing costs	1,831	1,588

Less: Amount capitalised in property, plant and equipment	(1,549)	(1,150)

	282	438
Other finance costs:
Unwinding of discount on provision for dismantlement	1,359	1,312
Others	(38)	(43)

	1,603	1,707

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 1.06585% to 6.375% (2011: from 0.9455% to 6.375% ) per annum during the year ended at 31 December 2012.

9.	INCOME TAX

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2012	2011

Overseas
Current income tax	8,177	1,5322
Deferred tax	(1,722)	9066
PRC
Current income tax	20,662	21,309
Deferred tax	(636)	(1,437)

Total tax charge for the year	26,481	22,310

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2012	2011
	%	%

Statutory PRC enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries*	4.4	(0.5)
Tax credit from the government	(0.2)	(0.2)
Tax reported in equity-accounted entities	-	(0.2)
Others	0.2	-

Group’s effective income tax rate	29.4	24.1

*	The higher effective tax rate for the year ended 31 December 2012 was primarily due to the full utilisation of investment tax credits applicable to Nigeria OML130 Project in 2011.

9.	INCOME TAX (continued)

The movements of deferred tax liabilities are as follows:

	2012	2011

At January 1	5,488	6,841
Credited to the profit and loss	(2,358)	(531)
Disposal of a subsidiary	-	(549)
Unrecognised gain for available-for-sale assets	237	-
Exchange differences	(4)	(273)

At 31 December	3,363	5,488

10.	DIVIDENDS

	Group
	2012	2011

Declared and paid during the year:
Interim dividend	5,444	9,106
Final dividend	10,191	9,287

Total dividends paid in the year	15,635	18,393

Weighted average number of ordinary shares	44,646,305,984	44,668,570,359
Dividend per ordinary share	RMB0.35	RMB0.41

Final dividend proposed by the Board of Directors at HK$0.32 per ordinary share (2011: HK$0.28 per ordinary share) - not recognised as a liability as at the end of the reporting period	11,563	10,142

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

11.	EARNINGS PER SHARE

	Group
	2012	2011

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	63,691	70,255

Number of shares
Number of ordinary shares issued at the beginning of the year, excluding repurchased but not cancelled share	44,646,305,984	44,669,199,984

Weighted average number of ordinary shares for the basic earnings per share calculation	44,646,305,984	44,668,570,359

Effect of dilutive potential ordinary shares under the share option schemes	161,736,346	185,044,651

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,808,042,330	44,853,615,010

Earnings per share:
Basic (RMB Yuan)	1.43	1.57
Diluted (RMB Yuan)	1.42	1.57

12.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2012 and 2011, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

13.	TRADE AND ACCRUED PAYABLES

As at 31 December 2012 and 2011, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

14.	LOANS AND BORROWINGS

The principle amount of US$500 million 6.375% guaranteed notes due in 2012 was issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes were unconditionally and irrevocably guaranteed by the Company, and the notes were repaid in March 2012.

The principle amount of US$1,500 million 3.875% guaranteed notes due in 2022 and the principle amount of US$500 million of 5.000% guaranteed notes due in 2042 were issued by CNOOC Finance (2012) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2012) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

15.	SHARE CAPITAL

		Share capital	Issued share capital equivalent of
Share	Number of shares	HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each as at 31 December 2012 and 31 December 2011	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2011	44,669,199,984	893	949

As at 31 December 2011	44,659,180,984	893	949

Shares repurchased and cancelled*	(12,875,000)	-	-
As at 31 December 2012	44,646,305,984	893	949

*
During the year of 2011, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on the Stock Exchange of Hong Kong Limited (“HKSE”). 10,019,000 shares were cancelled by the Company in 2011 and the remaining 12,875,000 shares were cancelled on 10 January 2012.

16.	SUBSEQUENT EVENTS

The Group has no other subsequent events needed to be disclosed in the consolidated financial statements, except that disclosed in note 4(ii) and Contingencies (d).

Management Discussion and Analysis

STRATEGIES AND RISKS

Growth Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate independent exploration efforts on major operating areas, especially in offshore China. In the meantime, we will continue to enter into PSCs with foreign partners to lower capital requirements and exploration risks. In 2012, we achieved a reserve replacement ratio of 188%.

We increase production primarily through the development of proved undeveloped reserves. As of 31 December 2012, approximately 58.5% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth, as long as these reserves are developed faster than the depletion rate of our currently producing reserves.

Develop natural gas business

We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with partners possessing the relevant experience and expertise.

In 2013, the large-size gas field Liwan 3-1 in deepwater South China Sea will commence production. We expect that our natural gas production would continue to increase accordingly.

Maintain prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional development of oil and gas field groups and to apply up-to-date offshore engineering, drilling and production technologies to our operations.

Currently, we have a strong financial position with a low gearing ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and costs per BOE. We also intend to actively manage our trade receivables and inventories to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts and to manage exposure to foreign exchange rate fluctuations.

RISK FACTORS

The exploration and production of the oil and gas industry involves a high degree of risks. Our market risk exposures primarily consist of fluctuations in oil and gas prices, changes in reserve, HSE, changes in fiscal regimes and regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices

Since the Company’s realized oil prices mainly benchmark to international oil prices, fluctuations in international oil prices would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts consist of price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Company’s profitability.

Changes in reserves

High-risk and capital-intensiveness are characteristics of the exploration and development of oil and gas. The Company’s exploration and development activities are exposed to various risks, including its inability to encounter any commercial discoveries.

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proven to be inaccurate, the Company might need to adjust its reserves.

HSE

The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damage and environmental pollution may have an impact on the Company’s operational and financial conditions.

Changes to fiscal regimes and regulatory rules and policies

The Company has oil and gas assets in the PRC and various countries in overseas. Any change in fiscal regimes of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, resource nationalization and exchange controls, may affect the Company's operational and financial position.

Currency risk

The Company’s oil and gas sales are substantially denominated in Renminbi and US dollars. On 21 July 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to US dollars. From 1 January 2012 to 31 December 2012 (the last working day in 2012), Renminbi appreciated approximately 0.25% against US dollars. At the reporting date, 92.2% (2011: 86.0%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dollars and Hong Kong dollars.

Interest rate risk

As at the end of 2012, the interest rates of 48.6% of the Company’s debts were fixed. The weighted average term of the Company’s debt balance outstanding was approximately 7.11 years.

2012 Overview

In 2012, the European economies were still tramped in sovereign debt crisis and the developed economies faced numerous difficulties in economic growth. The global economic recovery was still slow. On the other hand, China maintained a steady and rapid economic growth. Affected by economic conditions and supply-demand relationship, international oil prices experienced fluctuations in 2012, but generally maintained at a high level.

During the year, faced by complex external conditions, the Company overcame various unfavorable factors, seized opportunity to lay a solid foundation for development, and achieved satisfactory results.

In 2012, the Company achieved its annual production target, with a net oil and gas production of 342.4 million BOE, representing a 3.2% increase year over year. The Company also made new breakthroughs in exploration in shallow water and deepwater offshore China and overseas, achieving a reserve replacement ratio of 188%.

In 2012, the Company made significant progress in its overseas development and successfully acquired Nexen. This transaction laid down resources base for the Company’s long-term development and built a new overseas platform for the Company.

The Company maintained a solid financial position in 2012. Its oil and gas sales were RMB194,774 million (US$30,860.1 million, with the exchange rates applicable for 2012 at 6.3115), representing an increase of 2.9% year over year. Net profit was RMB63,691 million (US$10,091.3 million), representing a decrease of 9.3% over last year.

For the year ended 31 December 2012, the Company’s basic and diluted earnings per share were RMB1.43 and RMB1.42, respectively. The Company’s board of directors recommended the payment of a final dividend of HK$0.32 per share (tax inclusive).

The 2013 outlook of the global political and economic situation remains complex and tough. The global economic recovery continued to be largely uncertain. On the other hand, China will continue to implement a proactive fiscal policy and prudent monetary policy, and by adhering to the overall goal of “pursuing growth cautiously” for economic and social development, China’s economy is expected to maintain steady growth.

Facing a complex and tough external conditions in 2013, the Company is committed to solidifying its foundation for development and carrying out various works in accordance with the Company’s blueprint of “A New Leap Forward”. The Company’s key tasks include:

First, to strive to achieve the annual production target.

Second, to continue to enhance exploration and development efforts.

Third, to strengthen overseas operations.

Fourth, to tighten cost control and further improve efficiency.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 9.3% to RMB63,691 million (US$10,091.3 million) in 2012 from RMB70,255 million in 2011. Benefitting from the stable growth in production, oil and gas sales increased continuously in 2012. However, due to the increased investments in exploration and the increased workload on maintenance, workover and well stimulation, the increased proportion of shale oil and gas and oil sands projects with relatively higher costs, as well as the full utlisation of investment tax credits applicable to Nigeria OML130 project in 2011,our net profit decreased compared with last year.

Revenues

Our oil and gas sales, realized prices and sales volume in 2012 are as follows:

	2012	2011	Change	Change ( %)

Oil and gas sales (RMB million)	194,774	189,279	5,495	2.9%
Crude oil	181,825	176,703	5,122	2.9%
Natural gas	12,949	12,576	373	3.0%
Sales volume (million BOE)	322.6	314.0	8.6	2.7%
Crude oil (million barrels)	260.8	249.3	11.5	4.6%
Natural gas (bcf)	356	378	(22)	(5.8%)
Realized prices
Crude oil (US$/barrel)	110.48	109.75	0.73	0.7%
Natural gas (US$/mcf)	5.77	5.15	0.62	12.0%
Net production (million BOE)	342.4	331.8	10.6	3.2%
China	267.0	261.9	5.1	1.9%
Overseas	75.4	69.9	5.5	7.9%

The increase of our oil sales was primarily due to the significant increase of production in North American shale oil and gas projects and the production from the acquired oil sands project in Canada at the end of 2011.

The increase of our gas sales was primarily due to the commencement of production of Yacheng 13-4 offshore China and the increase in realized oversea gas prices as a result of our increased gas sales in the spot market by capturing the opportunities from the increase of the spot market gas prices in Southeast Asia.

In 2012, our oil and gas net production was 342.4 million BOE (including our interest in equity-accounted investees), of which offshore China and overseas operations contributed 267.0 million BOE and 75.4 million BOE, respectively. The overseas production accounted for 22.0% of our total net production in 2012, compared with 21.1% in 2011.

Operating expenses

Our operating expenses increased 17.4% to RMB21,445 million (US$3,397.8 million) in 2012 from RMB18,264 million in 2011. Operating expenses per BOE increased 13.3% to RMB65.9 (US$10.44) per BOE in 2012 from RMB58.2 (US$9.01) per BOE in 2011. Operating expenses per BOE offshore China increased 8.1% to RMB57.8 (US$9.16) per BOE in 2012 from RMB53.5 (US$8.28) per BOE in 2011, mainly attributable to the increased workload on maintenance, workover and well stimulation. Overseas operating expenses per BOE increased 25.4% to RMB102.5 (US$16.24) per BOE in 2012 from RMB81.7 (US$12.65) per BOE in 2011. These increase were primarily contributed by the increased production proportion from oil sands in Canada, which has higher operating cost than conventional projects, and the commencement of production of Iraq technical service contract.

Taxes other than income tax

Our taxes other than income tax increased 51.3% to RMB15,632 million (US$2,476.7 million) in 2012 from RMB10,332 million in 2011, primarily as a result of payment of resource tax for operations in offshore China since November 2011.

Exploration expenses

Our exploration expenses increased 73.3% to RMB9,043 million (US$1,432.8 million) in 2012 from RMB5,220 million in 2011, primarily as a result of our continuously enhancing exploratory activities in Offshore China. In 2012, we acquired 16,100 km 2D seismic data and 26,700 km2 3D seismic data offshore China, among which the collection of 3D seismic data represented an increase of 3,300 km2 from 2011. Our continuing efforts in exploration has led to a series of important reserves discoveries and upgrade. In addition, our investment in drilling also increased continuously. Our independent exploration activities consisted of 96 exploration wells, increased 17.1% from 82 exploration wells. Dry hole expenses increased 101.4% to RMB 3,999 million (US$ 633.6 million) in 2012 from RMB1,986 million in 2011, including costs of some uncertain wells those were capitalized previously and written off according to appraisal result this year. In addition, due to the unfavorable exploration drilling results , some of the unproved properties of shale oil and gas project located in North America were written off in 2012, which also contributed to the increase of exploration expenses.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 7.8% to RMB32,903 million (US$5,213.2 million) in 2012 from RMB30,521 million in 2011. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 5.9% to RMB92.1 (US$14.59) per BOE in 2012 from RMB86.9 (US$13.45) per BOE in 2011. These increases were mainly attributable to the increased production proportion from shale oil and gas and oil sands projects overseas, which have higher depreciation per BOE.

The dismantlement-related depreciation, depletion and amortization costs decreased 9.6% to RMB2,946 million (US$466.8 million) in 2012 from RMB3,258 million in 2011. Our average dismantling costs per BOE decreased 12.8% to RMB9.06 (US$1.43) per BOE in 2012 from RMB10.38 (US$1.61) per BOE in 2011. The main reason for these decreases was because, according to the lastest estimated dismantlement scheme in 2012, the Company adjusted the dismantlement obligations of some oil and gas fields in offshore China.

Special Oil Gain Levy

Our Special Oil Gain Levy decreased 17.8% to RMB26,293 million (US$4,165.9 million) in 2012 from RMB31,982 million in 2011, primarily benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective from November 2011).

Selling and administrative expenses

Our selling and administrative expenses increased 18.3% to RMB3,377 million (US$535.1 million) in 2012 from RMB2,854 million in 2011. Our selling and administrative expenses per BOE increased 14.1% to RMB10.38 (US$1.64) per BOE in 2012 from RMB9.10 (US$1.41) per BOE in 2011.These increases were primarily due to the continuous increase in technical research expenses, which was in accordance with the company’s strategy of leading future development through technology innovation in the Company’s blueprint of “A New Leap Forward”.

Finance costs/Interest income

Our finance costs decreased 6.1% to RMB1,603 million (US$254.0 million) in 2012 from RMB1,707 million in 2011, primarily due to interest and fees paid by the Company upon the early redemption of the first lien notes of Canada oil sand project in 2011. Our interest income decreased 16.2% to RMB1,002 million (US$158.8 million) in 2012 from RMB1,196 million in 2011, mainly as a result of less interest earned from the narrowed scale of banking deposits in 2012 and the decreased effective interest rates to increase liquidity for preparation of the closing of the acquisition project of Nexen.

Exchange gains, net

Our net exchange gains decreased 43.6% to RMB359 million (US$56.9 million) in 2012 from RMB637 million in 2011, primarily as a result of the reduced exchange gain of Renminbi/US dollars and Renminbi/HK dollars, partially offset by the increased exchange gain of Canadian/US dollars during 2012.

Investment income

Our investment income increased 30.9% to RMB2,392 million (US$379.0 million) in 2012 from RMB1,828 million in 2011, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits/losses of associates/a joint venture

Due to changes in local preferential tax policy applicable to our joint venture, our share of losses of associates/a joint venture was RMB27 million (US$4.3 million) in 2012, while in 2011, we shared a profit of RMB567 million.

Income tax expense

Our income tax expense increased 18.7% to RMB26,481 million (US$4,195.7 million) in 2012 from RMB22,310 million in 2011, and the effective tax rate increased to 29.4% in 2012 from 24.1% in 2011. The increase in effective tax rate was mainly attributable to the full utilisation of investment tax credit applicable to Nigeria OML130 project in 2011.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2012 was cash flows from operating activities. We used cash primarily to fund capital spending program and dividends.

	2012		2011	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	92,574	14,667.5	116,171	(23,597)	(20.3%)
Used in investing activities	(63,797)	(10,108.1)	(99,036)	35,239	(35.6%)
Acquisition activities	(11,141)	(1,765.2)	(24,831)	13,690	(55.1%)
Capital expenditure	(54,331)	(8,608.3)	(36,823)	(17,508)	47.5%
Generated from/used in financing activities	2,584	409.4	(20,246)	22,830	(112.8%)

Cash generated from operating activities

In 2012, the decrease in cash inflow from operating activities was mainly attributable to the increase of tax payment and operating expense.

Cash used in investing activities

In 2012, cash outflow from investing activities mainly included the payments of (1) RMB7,863 million for the acquisition of Uganda assets; (2) RMB 1,610 million for the acquisition by Bridas of downstream refinery; (3) RMB822 million for the increased investment in CNOOC Finance Corporation Limited; and (4)RMB708 million to fund Chesapeake’s share of drilling and completion costs pursuant to a commitment made at the acquisition of the Niobrara project.

In 2012, our capital expenditures (other than for the acquisitions mentioned above) increased 47.5% to RMB54,331 million (US$8,608.3 million), primarily as a result of the increase in exploration activities and the development of projects under construction. Our development expenditures in 2012 primarily related to the development of the Eagle Ford Shale project, Liwan3-1 and Suizhong36-1 PhaseⅡ, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale and held-to-maturity financial assets of RMB151,292 million (US$23,970.8 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale and held-to-maturity financial assets in the amount of RMB140,359 million (US$22,238.6 million), our time deposits with maturity of more than three months decreased by RMB7,586 million (US$1,201.9 million) in 2012.

Cash generated from financing activities

In 2012, the increase in net cash inflow from financing activities was mainly due to the proceeds of the bank borrowings of RMB21,459 million (US$3,400.0 million) and RMB12,571 million(US$1,991.8 million) from the issuance of guaranteed notes, partially offset by the cash outflow of the distribution of dividends of RMB15,635 million (US$2,477.2 million), the repayment of bank loans of RMB10,825 million (US$1,715.1 million) and guaranteed notes of RMB3,150 million (US$499.1 million).

At the end of 2012, our total outstanding debt was RMB57,886 million (US$9,171.5 million), compared to RMB37,995 million at the end of 2011. The increase in debt in 2012 was primarily attributable to the issuance of guaranteed notes of US$ 2 billion and the increase of short-term bank loans. Our gearing ratio, which is defined as interest-bearing debt dividend by the sum of interest-bearing debt plus equity, was 15.7%, higher than that of 12.6% in 2011.

OTHERS

EMPLOYEES

As of 31 December 2012, the Company has a total of 10,063 employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and to be exercised thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate salary structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court (“FHC”). In March 2011, the FHC delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
On 26 October 2011, the Company received a notice of assessment from Federal Inland Revenue Service of Nigeria (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax in the year of 2010 for the Company’s investment in OML130 project, shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On 13 January 2012, the Company, together with SAPETRO (collectively referred to as the “PSC Partners”), has filed an appeal in relation thereto to the local Tax Appeal Tribunal (“TAT”).

The Company received a notice of assessment issued by FIRS on 13 June 2012, stating that the investment tax allowance (“ITA”), instead of investment tax credit ("ITC") should be applied for the PPT calculation of the Company's investment in OML130 project. In July 2012, the PSC Partners filed an appeal in relation thereto to the TAT. However, whether TAT has jurisdiction over this dispute is uncertain under the Nigerian Law. In order to protect the right of action, the PSC Partners filed an application to the FHC on 13 September 2012, seeking the permission to file a lawsuit over the application of ITA/ITC dispute at the FHC. The appeal over ITA/ITC dispute at TAT was withdrawn on 9 November 2012.

No verdict has been issued to date, and the results of the appeals are still uncertain.

(c)
As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(d)
Two oil spill accidents occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), a US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield.

On 21 June 2012, the State Oceanic Administration of the PRC (the “SOA”) announced the Accident Investigation and Settlement Report by a Joint Investigation Team on the Penglai 19-3 Oilfield Oil Spill Accidents, pointing out that “the Joint Investigation Team has concluded that COPC violated the oilfield Overall Development Program, had defects in its operation procedures and management, and failed to take necessary precautionary measures against foreseen risks, all of which eventually resulted in the oil spills. The Penglai 19-3 Oilfield Oil Spill Accidents were accidents involving liabilities, causing significant marine pollution by oil spill. Pursuant to the PSC, COPC (the operator of the oilfield) shall bear full responsibility for the oil spill accidents.”  On 16 February 2013, the SOA announced, through its official website, that following a series of rectification measures, COPC was permitted to gradually resume the production of the Penglai 19-3 oilfield.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

(e)
On 11 October 2012, the Company was served with a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated in the United States District Court for the Southern District of New York (the “Complaint”). The Complaint is lodged against the Company and certain of its officers, which alleges that during the period between 27 January 2011 and 16 September 2011, the Company made materially false and misleading statements regarding its business and financial results and the oil spill accidents occurred at Penglai 19-3 oilfield.

The Company believes that the allegations and the claims in the Complaint are without merit and intends to defend itself vigorously against such claims and no provision has been made in these financial statements. On 21 December 2012, the Company filed a motion to dismiss the Complaint in the same court.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2012 have been made at the rate of RMB6.3115 to US$1(2011: RMB6.4579 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.15 (tax inclusive) per share was declared on 21 August 2012, and paid to the shareholders of the Company on 10 October 2012.

The Board recommended a payment of a final dividend of HK$0.32 (tax inclusive) per share for the year ended 31 December 2012, payable on 3 July 2013 to all shareholders on the register of members of the Company on 7 June 2013 (the “Record Date”) subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2012 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2012 final dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2012 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2012 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 31 May 2013.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2012, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2012.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2012 which have been agreed with the auditors.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 20 May 2013 (Monday) to 24 May 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the Annual General Meeting (“AGM”), members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 16 May 2013 (Thursday).

After the AGM, if the resolution of the final dividend was passed, the register of members of the Company will be closed from 3 June 2013 (Monday) to 7 June 2013 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2013 (Friday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions set out in Appendix 14 to the Listing Rules (before and after the revision to the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules (now known as the “Corporate Governance Code and Corporate Governance Report” (the “CG Code”)) came into effect on 1 April 2012) throughout the year ended 31 December 2012.

CG Code Provision A.4.1

Under CG Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2012, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (the “Stock Exchange”) (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2012, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange's website and the Company’s website in due course.

By Order of the Board CNOOC Limited Wang Yilin Chairman

Hong Kong, 22 March 2013

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2011 Annual Report on Form 20-F filed on 20 April 2012. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

For Immediate Release

Lay A Solid Foundation for Future Growth

(Hong Kong, March 22, 2013) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) today announced its annual results for the 12 months ended December 31, 2012.

In 2012, the Company made outstanding achievements in exploration activities with breakthroughs in shallow water and deepwater offshore China as well as overseas. Among a total of 21 new discoveries and 19 successful appraisals of oil and gas structures, Penglai 9-1, Dongfang13-2 and Qinhuangdao 29-2/29-2 East all have the potential to be developed into large sized oil and gas fields. The Company’s reserve replacement ratio amounted to 188% during the year.

The projects that were planned to come online in 2012 all commenced production within the year, and Penglai 19-3 oilfield was given the green light in February, 2013 to gradually resume production. Having benefitted from the production contribution of the new oil and gas fields and good performance of the producing oil and gas fields, the Company’s oil and gas production maintained a steady growth and reached 342.4 million barrels of oil equivalent (“BOE”), representing an increase of 3.2% year-over-year (“yoy”). The Company is fully confident to achieve its 2011 to 2015 production CAGR target.

In 2012, the Company’s average realized oil price amounted to US$110.48 per barrel and its average realized natural gas price reached US$5.77 per thousand cubic feet, representing an increase of 0.7% and 12.0% yoy, respectively. The Company’s oil and gas sales revenue reached RMB194.77 billion, up by 2.9% yoy, and the net profit was RMB 63.69 billion, a decrease of 9.3% yoy primarily caused by the increased tax and exploration expenses.

During the period, attributed to the factors including the imposition of the resource tax, the Company’s all-in cost rose 16.8% yoy to US$35.73 per BOE.

In 2012, the Company’s total capital expenditure reached approximately US$9.2 billion, up 43.1% yoy.

Strictly guided by the value-driven M&A strategy, CNOOC Limited announced the acquisition of Nexen Inc. on July 23, 2012 and successfully closed the transaction on February 26, 2013. Through the acquisition, an important platform has been established for our overseas development. The transaction would bring rich resources and diversified asset portfolio for the long term development of the Company. Moreover, the Company completed the acquisition of partial working interest in Exploration Areas 1, 2 and 3A in Uganda.

Mr. Li Fanrong, CEO of the Company commented, “In 2012, we made significant progresses in all aspects of our business under the guidance of our “A New Leap Forward” blueprint and maintained a good performance. In 2013, the Company will remain committed to enhancing the capability for sustainable development while ensuring health, safety and environmental-friendly operations and endeavor to build a responsible international energy company.”

In 2012, our basic earnings per share reached RMB1.43. The Board of Directors has proposed a year-end dividend of HK$0.32 per share (tax inclusive).

Mr. Wang Yilin, Chairman of the Company commented, “2012 was the inaugural year that we implemented our “A New Leap Forward” strategy. In this year, we made outstanding achievements in exploration and overseas expansion through dedicated efforts of the whole company. We also successfully reached our major production and operation targets, adding more resource reserves for the future development of the Company and further diversified our asset portfolio.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2011 Annual Report on Form 20-F filed on April 20, 2012.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com

Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT IN RESPECT OF
PROPOSED CHANGE OF INDEPENDENT AUDITORS

This announcement is made by CNOOC Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

China National Offshore Oil Corporation, the controlling shareholder of the Company, is a state-owned enterprise regulated by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (the “SASAC”). Under the relevant requirements of the Ministry of Finance of the People’s Republic of China and SASAC, there are certain limitations to the term of office of the auditors which continuously undertake financial auditing work in respect of a state-owned enterprise and its subsidiaries. In light of the above requirements, the Company has reached a mutual understanding with Ernst & Young on the non-renewal of its appointment.

The board of directors (the “Board”) of the Company announces that Ernst & Young will retire as the independent auditors of the Company and its subsidiaries (together the “Group”) upon expiration of its current term of office with effect from the conclusion of the forthcoming 2012 annual general meeting of the Company (the “AGM”). The Board, as proposed by the audit committee of the Company, resolved to recommend the appointment of Deloitte Touche Tohmatsu as the independent auditors of the Group for the subsequent year and such proposed appointment is subject to the approval of the shareholders of the Company at the AGM.

Ernst & Young has confirmed in writing that there are no matters in connection with its retirement that need to be brought to the attention of the shareholders of the Company. The Board recognizes the change of independent auditors was for good corporate governance to ensure the independence of the auditors and confirms there are no circumstances in respect of the proposed change of independent auditors of the Group that need to be brought to the attention of the shareholders of the Company.

The Company believes that the proposed change of independent auditors will not affect the publication of the annual results and annual report of the Company for the year ended 31 December 2012.

A circular containing, among other things, information in relation to the proposed change of independent auditors, together with the notice to convene the AGM will be dispatched to the shareholders of the Company in due course.

The Board would like to extend its sincere gratitude to Ernst & Young for their quality services they provided to the Group in previous years.

By Order of the Board CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 22 March 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang